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EXHIBIT 6.6
                              Capital Research Ltd
                              27241 Paseo Peregrino
                          San Juan Capistrano, CA 92675
                               Tel (949) 661-6218
                               Fax (949) 661-6260

September 10, 1999

Mr. Gerald Green
Chairman & CEO
Total Film Group
9107 Wilshire Blvd.
Suite 475
Beverly Hills, CA 90210


Dear Gerald


Jim Kelly, my partner and I have developed this comprehensive proposal on how Capital Research can be an extension of Total Film Group in the capital markets and assist the Management in the development and evaluation of a fundamentally structured capital formation plan.

We are a results-driven firm that focuses on assisting our clients in achieving their financial goals through the public markets, initially in your case, the electronic bulletin board.

As such, Capital Research hereby proposes to assist the management of Total Film Group related to:

1.   Detailed review of the current financial condition of Total Film Group.

2. Assisting management in the development of a fundamentally structured capital formation plan.

3. Assist in the signup of market makers who will trade the Company's stock on the electronic bulletin board. Jim's firm, Shamrock Partners, is currently a market maker in your common stock.

4. Assisting in building the Company's visibility and credibility with investors and the media.

5. Providing guidance and support relating to the potential of listing on one of the national exchanges such as the American Stock Exchange or NASDAQ.

6. Review the possibility of obtaining a research report on the Company that will incorporate Company background, recent event, investment consideration, Company statistics, financial model, market potential, market analysis and recommendation.
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7.   Assist in the sale of equity and or debt to fund operations of the Company and Total Creative, Inc.

Our main focus initially will be the sale of between $1-2 million of equity and or debt to fund the immediate requirement for working capital to fund the growth of Total Creative.

In return for the above services Total Film Group agrees to compensate Capital Research as follows:

- $3,000 per month retainer paid on the fifteenth day of the month beginning September 15, 1999. We will commit fifteen hours per month and any hour over fifteen per month will be invoiced at $200 per hour.

- Actual our-of-pocket expenses for travel, telephone, printing, and administrative expenses.

- 7% success fee on the gross proceeds of all funds raised for debt and or equity sales. Additional, Capital Research will be granted 50,000 five year warrants for each $1 million raised, priced at the warrant and or common issue price to investors.

- 100,000 five year warrants exercisable at $2.50 (today's closing price) of the Company's common stock to be issued on the signing of this agreement. Further Capital Research will be granted 25, 000 warrants on the first day of each quarter starting December 1, 1999 that services continue to be performed for Total Film Group. These additional warrants will be priced at the closing price of the Company's common stock on the date granted and term of the warrants will be for a five year period.

This agreement may be terminated by either party by providing ninety day written notice. Compensation under this agreement will survive for an additional two years for introductions made by Capital Research that result in subsequent sale of debt or equity.

It is further agreed that Total Film Group will indemnify Capital Research and its officers in line with standard indemnification agreement accorded these type of services.

Gerald, I look forward to working with you and your management team in building a world-class public company to the benefit of you and your shareholders.


Sincerely,

/s/ Bruce D. Cowen
Chairman and CEO

ACCEPTED FOR TOTAL FILM GROUP, INC.

/s/ Gerald Green           on this date 9/10/99
Chairman and CEO